Exhibit 2

PASSIVITY COMMITMENT

The purpose of this letter is to confirm that I will not, without the prior approval of the Board or its staff, directly or indirectly:

1.              Exercise or attempt to exercise control of, or a controlling influence over, the management or policies of, or serve in any position or capacity within, Mackinac Financial Corporation, Manistique, Michigan, or any of its subsidiaries; or

2.              Exercise or attempt to exercise control of or a controlling influence over the management or policies of, or serve as general partner of, Steinhardt Capital Investors, LLLP (“SCI”), Wilmington, Delaware, or any individual or company associated or affiliated with SCI.

MICHAEL H. STEINHARDT

/s/ Michael H. Steinhardt